Exhibit 99.3

Cipher Pharmaceuticals Inc.

Pro Forma Consolidated

Financial Statements

(Unaudited)

December 31, 2014

Cipher Pharmaceuticals Inc.
Pro Forma Consolidated Balance Sheet
(Unaudited) As at December 31, 2014

(in thousands of Canadian dollars)

	Cipher Pharmaceuticals Inc.	Innocutis Holdings, LLC	Pro Forma adjustments	Note	Pro Forma consolidated
	$	$	$		$

Assets

Current assets
Cash and cash equivalents	52,631	981	(10,845)	3(a)	42,767
Accounts receivable	14,316	1,626	-		15,942
Inventory	240	859	-		1,099
Prepaid expenses and other assets	881	903	2,099	3(b)	3,883

	68,068	4,369	(8,746)		63,691

Property and equipment	26	29	-		55

Intangible assets	1,709	10,598	42,956	3(a)	55,263

Deferred tax asset	6,886	-	-		6,886

Total assets	76,689	14,996	34,210		125,895

Liabilities

Current liabilities
Line of credit	-	917	(917)	3(a)	-
Accounts payable and accrued liabilities	11,255	2,025	-		13,280
Accrued reserve for product returns	-	3,142	-		3,142
Current portion of deferred revenue	1,527	-	-		1,527

	12,782	6,084	(917)		17,949

Senior secured notes	-	-	36,160	3(b), 3(c)	36,160

Derivative financial instrument	-	-	7,879	3(c)	7,879

Deferred revenue	1,168	-	-		1,168

	13,950	6,084	43,122		63,156

Shareholders’/members’ equity
Share capital/common units	14,217	696	(696)	3(a)	14,217
Preferred units	-	8,216	(8,216)	3(a)	-
Contributed surplus	2,904	-	-		2,904
Retained earnings	45,618	-	-		45,618

	62,739	8,912	(8,912)		62,739

Total liabilities and shareholders’/members’ equity	76,689	14,996	34,210		125,895

The accompanying notes are an integral part of these pro forma consolidated financial statements.

Cipher Pharmaceuticals Inc.
Pro Forma Consolidated Statement of Earnings and Comprehensive Income
(Unaudited) For the year ended December 31, 2014

(in thousands of Canadian dollars, except per share amounts)

	Cipher Pharmaceuticals Inc.	Innocutis Holdings, LLC	Pro Forma adjustments	Note	Pro Forma consolidated
	$	$	$		$

Revenues
Licensing	30,218	-	-		30,218
Product	2,069	10,627	-		12,696

	32,287	10,627	-		42,914

Cost of product sold	563	1,325	1,008	4(d)	2,896

Gross profit	31,724	9,302	(1,008)		40,018

Expenses
Research and development	1,227	-	225	4(d)	1,452
Personnel costs	-	7,306	(7,306)	4(d)	-
General and administrative	7,673	5,848	(685)	4(d)	12,836
Selling and marketing	2,285	2,359	5,047	4(d)	9,691
Amortization of intangible assets	758	-	3,570	4(a), 4(d)	4,328

Total operating expenses	11,943	15,513	851		28,307

Finance costs
Interest on senior secured notes	-	-	5,399	4(b), 4(c), 4(d)	5,399
Interest income	(540)	(2)	-		(542)

	(540)	(2)	5,399		4,857

Total expenses	11,403	15,511	6,250		33,164

Income before income taxes	20,321	(6,209)	(7,258)		6,854

Recovery of income taxes	(330)	-	-		(330)

Income and comprehensive income for the year	20,651	(6,209)	(7,258)		7,184

Basic earnings per share	0.82				0.28
Diluted earnings per share	0.79				0.27
Basic number of weighted average shares outstanding	25,336,068				25,336,068
Diluted number of weighted average shares outstanding	26,278,503				26,278,503

The accompanying notes are an integral part of these pro forma consolidated financial statements.

Cipher Pharmaceuticals Inc.
Notes to Pro Forma Consolidated Financial Statements
(Unaudited) December 31, 2014

(in thousands of Canadian dollars)

1	Description of transaction

On April 13, 2015, Cipher Pharmaceuticals Inc. (the Company or Cipher) acquired Innocutis Holdings, LLC (Innocutis), a privately held dermatology company specializing in the development and commercialization of therapies focused on medical treatment of dermatological conditions. The total purchase price was $52,785 (US$45,500) with additional management incentive payments of up to $3,480 (US$3,000). The purchase price is subject to adjustment in respect of the amount of Innocutis’s working capital on the closing date. The acquisition has been accounted for as a business combination.

In connection with the closing of the acquisition, the Company closed a private offering of $116,010 (US$100,000) aggregate principal amount Senior Secured Notes due 2020 (the senior secured notes), provided by investment funds managed by Athyrium Capital Management (together, Athyrium). The Company received an initial drawdown of $46,404 (US$40,000), which was used to fund the majority of the purchase price. The senior secured notes bear interest at a fixed rate of 10.25% per annum and are secured by all assets of the Company and its subsidiaries, subject to certain exceptions. The remaining balance of the senior secured notes will be made available, subject to certain conditions, to finance future acquisitions. In connection with the private placement of senior secured notes, the Company issued Athyrium 600,000 common share purchase warrants exercisable within seven years of issuance at US$9.22 per common share.

2	Basis of presentation

The unaudited pro forma consolidated financial statements of Cipher have been prepared by management in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board for inclusion in the Business Acquisition Report dated May 7, 2015. These pro forma consolidated financial statements are presented for illustrative purposes only and give effect to the acquisition by Cipher pursuant to the assumptions and adjustments described herein. The unaudited pro forma consolidated balance sheet as at December 31, 2014 is presented as if the acquisition occurred on December 31, 2014. The unaudited pro forma consolidated statement of earnings and comprehensive income for the year ended December 31, 2014 is presented as if the business acquisition occurred on January 1, 2014.

The unaudited pro forma consolidated financial statements of the Company have been compiled from the following financial information:

•	Audited financial statements of Cipher for the year ended December 31, 2014 prepared in accordance with IFRS and presented in Canadian dollars; and

•	Audited financial statements of Innocutis for the year ended December 31, 2014 prepared in accordance with US Generally Accepted Accounting Principles (US GAAP) and presented in US dollars.

The conversion of the Innocutis financial statements from US GAAP to IFRS has no material impact. The Innocutis financial statements shown have been translated to Canadian dollars as follows:

•	Assets, liabilities and net equity at the year-end closing rate posted by the Bank of Canada of 1.1601; and

•	Revenue and expenses at an average rate for the year posted by the Bank of Canada of 1.1084.
(1)

Cipher Pharmaceuticals Inc.
Notes to Pro Forma Consolidated Financial Statements
(Unaudited) December 31, 2014

(in thousands of Canadian dollars)

The accounting policies used in the preparation of the pro forma consolidated financial statements are in accordance with those disclosed in the financial statements of Cipher for the year ended December 31, 2014.

The unaudited pro forma consolidated financial statements are not necessarily indicative of the results or financial position that would have been achieved if the acquisition had actually occurred on the dates indicated or of the results or financial position of the Company that may be achieved in the future. The unaudited pro forma consolidated financial statements should be read in conjunction with the financial information referred to above.

3	Unaudited pro forma consolidated balance sheet adjustments

a)	The estimated purchase price allocation is as follows:

$

Net assets acquired
Cash and cash equivalents	981
Accounts receivable	1,626
Inventory	859
Prepaid expenses and other assets	903
Property and equipment	29
Intangible assets	53,554
Accounts payable and accrued liabilities	(2,025)
Reserve for product returns	(3,142)

Cash consideration paid	52,785

The above allocation of the purchase price is preliminary. The Company continues to assess and review the fair values of the net assets acquired. Since the Company continues to finalize the valuation of assets acquired at the date of the acquisition, the allocation of the purchase price could vary significantly from the amounts used in these unaudited pro forma consolidated financial statements.

The unaudited pro forma consolidated balance sheet has been adjusted to reflect the preliminary purchase price allocation which required the following adjustments to the assets and liabilities of Innocutis:

$

Intangible assets	42,956
Line of credit	917
Net investments	8,912

52,785

(2)

Cipher Pharmaceuticals Inc.
Notes to Pro Forma Consolidated Financial Statements
(Unaudited) December 31, 2014

(in thousands of Canadian dollars)

The acquisition was financed as follows:

$

Cash	10,845
Senior secured notes	46,404
Less: Transaction costs	(4,464)

52,785

b)	The senior secured notes have a principal amount of $116,010 of which $46,404 was drawn on to finance the acquisition. Transaction costs of $2,365 have been allocated to the current draw and will be amortized using the effective interest rate method over the term of the senior secured notes. The remaining transaction costs of $2,099 relate to the available principal amount of $69,606 (US$60,000) and have been included in prepaid expenses and other assets and will be amortized over the period in which the principal amount is available.

c)	As disclosed in note 1, the senior secured notes holder was granted 600,000 warrants. Management reviewed the characteristics of the instrument and accounted for it as a derivative financial instrument. A pricing model with observable market based inputs was used to estimate the fair value of the warrants issued. This resulted in a fair value of $7,879 being assigned to the warrants.

4	Unaudited pro forma consolidated statement of earnings and comprehensive income

a)	The unaudited pro forma consolidated statement of earnings and comprehensive income includes an adjustment to amortization of intangible assets of $1,910 for the year ended December 31, 2014. This amount represents the amortization expense of the intangible assets described in note 3(a). The intangible assets are amortized on a straight-line basis, using an estimated useful life of 15 years.

b)	The unaudited pro forma consolidated statement of earnings and comprehensive income includes an adjustment of $51 to decrease interest expense related to the line of credit for the year ended December 31, 2014.

c)	The unaudited pro forma consolidated statement of earnings and comprehensive income includes an adjustment to reflect interest expense on the senior secured notes of $5,399 for the year ended December 31, 2014. The additional interest expense represents interest at 10.25% and amortization of deferred financing costs on the senior secured notes.

(3)

Cipher Pharmaceuticals Inc.
Notes to Pro Forma Consolidated Financial Statements
(Unaudited) December 31, 2014

(in thousands of Canadian dollars)

d)	The unaudited pro forma consolidated statement of earnings and comprehensive income was adjusted for certain reclassifications related to Innocutis to conform to the historical presentation. A summary of the reclassifications made is as follows:

	Balance prior to reclassification $	Reclassification $	Revised balance $

Cost of product sold	1,325	1,008	2,333
Research and development	-	225	225
Personnel costs	7,306	(7,306)	-
General and administrative	5,848	(685)	5,163
Selling and marketing	2,359	5,047	7,406
Amortization of intangible assets	-	1,660	1,660
Finance costs	-	51	51

(4)